SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

03032288

27 August 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 26 August 2003, Re: Proposed shareholders' mandate for recurrent related party transactions of a revenue or trading nature; and

b) Financial Results dated 26 August 2003, Re: Quarterly Report for the fourth quarter ended 30 June 2003.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York

dlw 9/26

Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION** on **26-08-2003 05:42:32 PM**
Submitted by **SILVERSTONE CORPORATION** on **26-08-2003 05:57:18 PM**
Reference No **SC-030826-553EB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD** ***(formerly known as Angkasa Marketing Berhad)***
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed shareholders' mandate for recurrent related party transactions of a revenue or trading nature at the forthcoming Twenty-Fifth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as Angkasa Marketing Berhad)

....
Secretary

26 AUG 2003

Form Version 2.0

Financial Results

Ownership transfer to **SILVERSTONE CORPORATION** on **26-08-2003 06:35:04 PM**
Submitted by **SILVERSTONE CORPORATION** on **26-08-2003 06:50:08 PM**
Reference No **SC-030826-A1C38**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as ANGKASA MARKETING BERHAD)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended**	:	**30-06-2003**
* **Quarter**	:	○ **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ● **4 Qtr** ○ **Other**
* **Financial Year End**	:	**30-06-2003**
* **The figures**	:	○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

SILSTON.xls SILSTON-APPIII.d

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-06-2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30-06-2003	**30-06-2002**	**30-06-2003**	**30-06-2002**
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	162,235	145,283	478,755	739,565
2	Profit/(loss) before tax	-39,819	-176,785	67,740	-260,776
3	Profit/(loss) after tax and minority interest	-22,847	-155,189	100,737	-221,268
4	Net profit/(loss) for the period	-22,847	-155,189	100,737	-221,268
5	Basic earnings/(loss) per share (sen)	-6.75	-350.83	70.64	-500.21
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.6700	-1.4000

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30-06-2003	30-06-2002	30-06-2003	30-06-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-27,194	-141,547	144,119	-160,252
2	Gross interest income	1,079		10,892	10,529
3	Gross interest expense	14,770	20,626	65,276	83,102

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as Angkasa Marketing Berhad)

Secretary

26 AUG 2003

SILVERSTONE CORPORATION BERHAD (41515-D)

(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim Report for the Fourth Quarter Ended 30 June 2003

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/06/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2002 RM'000	CURRENT YEAR TO DATE 30/06/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2002 RM'000
Revenue	162,235	145,283	478,755	739,565
Operating expenses	(201,615)	(158,404)	(553,672)	(783,546)
Other operating income	1,079	(1,626)	10,892	10,529
Impact of Group Wide Restructuring Scheme ("GWRS"):				
- Waiver of principal by lenders	-	-	146,077	-
- Over provision of finance costs	-	-	19,337	-
- Gain on bond tender	40,546	-	40,546	-
- Allowance for losses	-	(54,554)	-	(54,554)
Impairment in value of assets and investments	(38,000)	(85,897)	(38,000)	(85,897)
Gain on disposal of subsidiary and associated companies	8,561	13,651	40,184	13,651
Profit/(loss) from operations	(27,194)	(141,547)	144,119	(160,252)
Finance costs	(14,770)	(20,626)	(65,276)	(83,102)
Share in results of associated companies	2,145	(14,612)	(11,103)	(17,422)
Profit/(loss) before taxation	(39,819)	(176,785)	67,740	(260,776)
Taxation	(467)	1,206	(631)	234
Profit/(loss) after taxation	(40,286)	(175,579)	67,109	(260,542)
Minority interests	17,439	20,390	33,628	39,274
Net profit/(loss) for the period	(22,847)	(155,189)	100,737	(221,268)
Earnings/(loss) per share (sen) :				
- Basic	(6.75)	(350.83)	70.64	(500.21)
- Fully diluted	(6.75)	(350.83)	58.79	(500.21)

(The Condensed Consolidated Income Statements should be read in conjunction with the

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	AS AT END OF CURRENT QUARTER 30/06/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment	735,891	558,928
Associated companies	220,164	284,984
Investments	203,452	41,994
Deferred tax assets	27,114	-
Deferred expenditure	1,294	1,462
Goodwill on consolidation	13,625	14,610
Current assets		
- Inventories	168,348	143,585
- Trade and other receivables	405,249	708,245
- Short term deposits with financial institutions	29,886	112,992
- Cash and bank balances	29,710	28,565
	633,193	993,387
Current liabilities		
- Trade and other payables	377,010	776,465
- Short term borrowings	516,796	1,044,437
- Tax liabilities	62,133	58,667
- RM Bonds and USD Denominated Consolidated and Rescheduled Debts	81,283	-
- Provisions	-	80,522
	1,037,222	1,960,091
Net current liabilities	(404,029)	(966,704)
	797,511	(64,726)
Financed by:		
Share capital	338,535	147,451
Reserves	(96,067)	(338,455)
Shareholders' funds	242,468	(191,004)
Minority interests	81,449	113,540
Long term borrowings	32,237	12,101
RM Bonds and USD Denominated Consolidated and Rescheduled Debts	440,852	-
Deferred liabilities	-	132
Deferred taxation	505	505
	797,511	(64,726)
Net tangible assets/(liabilities) per share (RM)	0.67	(1.40)

Interim report for the fourth quarter ended 30 June 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2001	147,451	72,810	112,764	3,458	(288,448)	48,035
Realisation of reserve on disposal of subsidiary companies	-	-	-	(2,426)	-	(2,426)
Allowance for diminution in value of investment in an associated company	-	-	(14,454)	-	-	(14,454)
Amortisation of reserve on consolidation	-	-	-	(124)	-	(124)
Translation gain on net equity of foreign subsidiary companies	-	-	3,059	-	-	3,059
Share in post-acquisition reserves of associated companies	-	-	(3,720)	-	-	(3,720)
Net losses not recognised in consolidated income statement	-	-	(15,115)	(2,550)	-	(17,665)
Net loss for the financial year	-	-	-	-	(221,268)	(221,268)
Dividend for financial year 2001	-	-	-	-	(106)	(106)
Transferred to capital reserve	-	-	-	139	(139)	-
Balance at 30 June 2002	147,451	72,810	97,649	1,047	(509,961)	(191,004)
Balance at 1 July 2002	147,451	72,810	97,649	1,047	(509,961)	(191,004)
Amortisation of reserve on consolidation	-	-	-	(530)	-	(530)
Translation loss on net equity of foreign subsidiary companies	-	-	103	-	-	103
Share in post-acquisition reserve of associated companies	-	-	(81)	-	-	(81)
Realisation of reserves on disposal of subsidiary and associated companies	-	-	(8,547)	-	-	(8,547)
Reserve on consolidation on acquisition of a subsidiary company	-	-	-	38,718	-	38,718
Others	-	-	57	117	(117)	57
Net gains/(losses) not recognised in consolidated income statement	-	-	(8,468)	38,305	(117)	29,720
Net profit for the financial year	-	-	-	-	100,737	100,737
Appropriation from income statement to capital reserves	-	-	-	168,971	(168,971)	-
GWRS implementation:						
Capital reconstruction	(103,216)	-	-	-	103,216	-
Ordinary shares issued:						
- acquisition of a subsidiary company	240,143	8,715	-	-	-	248,858
- settlement of debts	54,157	-	-	-	-	54,157
Balance at 30 June 2003	338,535	81,525	89,181	208,323	(475,096)	242,468

SILVERSTONE CORPORATION BERHAD(41515-D)

(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/06/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2002 RM'000
OPERATING ACTIVITIES		
Net profit/(loss) before tax	67,740	(260,776)
Adjustments for:		
Non-cash items	(89,722)	195,281
Non-operating items	51,203	72,573
Operating profit before changes in working capital	29,221	7,078
Changes in working capital		
Net change in current assets	46,637	(32,635)
Net change in current liabilities	(45,726)	62,433
Others	(8,612)	(39,706)
	21,520	(2,830)
INVESTING ACTIVITIES		
Equity investments	(8,931)	19,226
Others	8,121	(26,334)
	(810)	(7,108)
FINANCING ACTIVITIES		
Repayment of bonds	(70,491)	-
Bank borrowings	(50,782)	5,242
Short term deposits earmarked for bonds redemption	73,470	(12,350)
Others	2,856	4,393
	(44,947)	(2,715)
Net change in cash and cash equivalents	(24,237)	(12,653)
Effects of exchange rate changes	(9)	25
Cash and cash equivalents at beginning of the year	42,468	55,096
Cash and cash equivalents at end of the year	18,222	42,468

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26 "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. *Qualification on auditors' report*

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2002. However, the auditors drew attention concerning the financial position of the Group and the Company and the plans of the Directors to implement a scheme involving the restructuring of the Group's and the Company's debts and the rationalisation of the Group's structure. The restructuring scheme has been implemented in the last quarter.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

Other than as disclosed in this report, there were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial year or in the prior financial years.

6. Debt and equity securities

Pursuant to the Group Wide Restructuring Scheme ("GWRS"), the issuance of debt and equity securities during the financial year-to-date are as follows:

The issued and fully paid-up ordinary shares of the Company have been increased from 147,451,096 ordinary shares of RM1.00 each to 338,535,410 ordinary shares of RM1.00 each in the last quarter arising from the following:

(i) a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary share of RM1.00 each in the Company;

(ii) issuance of 4 new ordinary shares of RM0.30 each at par for cash;

(iii) a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each, thereby consolidating 147,451,100 ordinary shares of RM0.30 each to 44,235,330 ordinary shares of RM1.00 each;

6. **Debt and equity securities (Cont'd)**

(iv) issuance of 174,308,340 ordinary shares of RM1.00 each at a premium of RM0.05 per share and 65,834,826 ordinary shares of RM1.00 each at par as consideration for the acquisition of 100% equity interest in Silverstone Berhad; and

(v) issuance of 54,156,914 ordinary shares of RM1.00 each at par as part of the settlement of debts.

During the last quarter, the Group has also issued 32,236,788 Redeemable Cumulative Convertible Preference Shares of RM0.01 each at a premium of RM0.99 per share as part of the settlement of debts.

In addition, the Group has also issued RM176.35 million in nominal value of RM denominated bonds ("RM Bonds") and USD153.19 million (equivalent to RM582.12 million) in nominal amount of USD denominated Consolidated and Rescheduled Debts as part of the consideration for the settlement of debts.

The Group has redeemed RM7.07 million RM Bonds and USD20.24 million (or RM76.90 million) USD denominated Consolidated and Rescheduled Debts during the quarter and on a financial year-to-date the Group has redeemed RM13.69 million RM Bonds and USD25.62 million (or RM97.35 million) USD denominated Consolidated and Rescheduled Debts. Both current quarter and financial year-to-date redemption were inclusive of the cash tender exercise for USD denominated Consolidated and Rescheduled Debts of USD14.49 million (or RM55.05 million).

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for

7. **Dividend paid**

There was no dividend paid during the current quarter and financial year-to-date.

8. **Segmental reporting**

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	139,637	337,813	1,376	478,826
Inter-segment revenue	(71)	-	-	(71)
External revenue	139,566	337,813	1,376	478,755
Profit/(loss) from operations	(10,167)	(46,939)	201,225	144,119
Finance costs				(65,276)
Share in results of associated companies				(11,103)
Profit before taxation				67,740

9. **Valuation of property, plant and equipment**

The Group did not carry out any valuation on its property, plant and equipment.

10. **Material events subsequent to the balance sheet date**

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. **Changes in the composition of the Group**

There were no other changes in the composition of the Group for the current quarter and financial year-to-date except for the following :

a) On 29 November 2002, the Company disposed of a subsidiary company, Angkasa Transport Equipment Sdn Bhd together with its associated company, Hefei Jianghuai Automotive Co Ltd and its investment in the equity interest in Anhui Jianghuai Automotive Chassis Co Ltd to Lion Asiapac Limited ("LAP"), a company listed on the Singapore Exchange Securities Trading Limited, for a total consideration of SGD37,255,682 (equivalent to RM80.5 million) which was wholly satisfied by the issuance of

11. Changes in the composition of the Group (Cont'd)

b) On 24 April 2003, the Group has disposed of a subsidiary company, Wuhan Fortune Motor Co Ltd, a company incorporated in China, to Tri-Ring Group Co for a total consideration of Rmb1 (equivalent to RM0.46) .

The effect of the disposals on the financial results of the Group is as follows:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO DATE 30/06/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2002 RM'000
Revenue	-	1,282
Profit /(loss) before taxation	(1,599)	649
Net profit/(loss) for the period	(1,599)	354

The effect of the disposal on the financial position of the Group is as follow:

	AS AT END OF CURRENT QUARTER 30/06/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/06/2002 RM'000
Fixed assets	50,853	52,501
Associated companies	32,809	33,037
Other investment	31,619	31,619
Current assets	9,156	10,314
Current liabilities	(71,734)	(66,161)
Long term liabilities	-	(6,940)
Net assets	52,703	54,370
Currency translation	(8,547)	(8,562)
Minority interest	845	48
Net assets disposed of	45,001	45,856

c) On 14 March 2003, pursuant to the GWRS, the Company acquired 100% equity interest in Silverstone Berhad ("Silverstone") from Amsteel Corporation Berhad and its subsidiary companies, Lion Corporation Berhad ("LCB") and its subsidiary companies, Datuk Cheng Yong Kim and parties deemed connected to Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim (collectively referred to as the "Relevant Silverstone Shareholders") and from the minority shareholders of Silverstone for a total consideration of RM255.68 million which was satisfied in the following manner:

(i) the issuance of 174.31 million new ordinary shares of RM1.00 each at a premium of RM0.05 per share to the Relevant Silverstone Shareholders;

(ii) settlement of inter-company indebtedness by netting-off RM6.82 million against amount owing by LCB and its subsidiary companies to the Group; and

(iii) the issuance of 65.83 million new ordinary shares of RM1.00 each at par to the minority shareholders of Silverstone.

11. Changes in the composition of the Group (Cont'd)

The effect of the acquisition on the financial results of the Group is as follows:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO DATE 30/06/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2002 RM'000
Revenue	20,490	-
Loss before taxation	(50)	-
Net loss for the period	(50)	-

The effect of the acquisition on the financial position of the Group is as follows:

	AS AT END OF CURRENT QUARTER 30/06/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/06/2002 RM'000
Fixed assets	252,994	-
Deferred tax assets	23,158	-
Current assets	134,171	-
Current liabilities	(86,999)	-
Net assets	323,324	-
Net assets acquired	323,324	-

12. Changes in contingent liabilities or contingent assets

The contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group for credit facilities obtained and utilised by an associated company of RM152.5 million was crystallised upon the implementation of the GWRS.

13. Review of performance

The Group's revenue for the year was lower following the cessation of the steel trading operation and the completion of the disposal of 51% equity interest in each of Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd in the last financial year. However, the decrease was mitigated by the inclusion of Silverstone's revenue in the current financial year.

With the gains arising from waiver of principal by lenders under the GWRS of RM146.1 million, disposal of subsidiary and associated companies of RM40.2 million and the cash tender exercise for the bond holders amounting RM40.5 million, the Group reported a profit before taxation of RM67.7 million as against a loss before taxation of RM260.8 million in the preceding year. Included in the loss for the preceding financial year were allowance for losses under the GWRS of RM54.6 million and impairment in value of assets and investments of RM85.9 million.

14. Comparison with the preceding quarter's results

With the incorporation of Silverstone's revenue for the whole quarter as compared to one month in the last quarter, the Group achieved a higher revenue of RM162.2 million or 53% higher than the last quarter. Despite the higher revenue, the Group reported a loss before taxation of RM39.8 million due mainly to lower performance from our tyre operation in China which was affected by the outbreak of SARS. During the current quarter, the Group has also recorded gains from the cash tender exercise for bond holders of RM40.5 million and the disposal of a subsidiary of RM8.6 million. However, the gains were offset by impairment in value of investments of RM38.0 million.

15. Prospects

16. Profit forecast / profit guarantee

The Group's net profit after taxation and minority interests for the financial year ended 30 June 2003 of RM100.7 million was RM41.3 million or 29% lower than the forecasted net profit after taxation and minority interests of RM142.0 million. The variance was mainly attributed to the following factors:

- the outbreak of SARS has affected our tyre operation in China;
- higher raw material cost especially natural rubber which has affected our Tyre division; and
- lower performance from the Motor division and our associated company in China.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/06/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2002 RM'000	CURRENT YEAR TO DATE 30/06/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2002 RM'000
In respect of current period:				
- income tax	173	122	316	145
- recovery of tax deducted at source on dividends received from subsidiaries	-	(1,654)	-	(1,654)
- deferred tax	-	(94)	-	(94)
In respect of prior years:				
- income tax	287	166	321	647
Share in taxation of associated companies	7	254	(6)	722
	467	(1,206)	631	(234)

The Group's effective tax rate for the current year-to-date is lower than the statutory tax rate due mainly to income which are capital in nature and are not subject to income tax. The tax for the current year quarter arose mainly form certain profitable subsidiary companies which for tax purposes cannot be set off against the losses incurred by other subsidiary companies within the Group.

18. Unquoted investments and/or properties

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 30/06/2003 RM'000	CURRENT YEAR TO DATE 30/06/2003 RM'000
Profits/(losses) on disposal of unquoted investments	8,561	40,184
Profits/(losses) on disposal of properties	-	-

19. Quoted securities

a. Pursuant to the GWRS, the Company received from Amsteel Corporation Berhad ("Amsteel") 28.92 million new ordinary shares of RM1.00 each issued at par as part of the settlement of inter-company debts owing by Amsteel and its subsidiary companies.

Other than the above mentioned, there were no purchases or disposals of quoted securities for the current quarter and financial year to-date.

b. The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At costs	120,269
At net book value	103,079

20. Status of utilisation of proceeds from corporate proposals

Corporate Proposal	Proposed Utilisation		Status	
			Paid	Outstandings
		RM'million	RM'million	RM'million
Disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation for a cash consideration of RM1,227,789 and RM26,682,706 respectively.	i) Repayment of borrowings	27.89	21.72	6.17
	ii) Expenses	0.02	0.02	-
		27.91	21.74	6.17

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term	Long Term	Total
	RM'000	RM'000	RM'000
Borrowings:			
Secured	58,852	-	58,852
Unsecured	457,944	32,237	490,181
	516,796	32,237	549,033
Debt securities :			
- RM Bonds	21,060	107,258	128,318
- USD Denominated Consolidated and Rescheduled Debts	60,223	333,594	393,817
	81,283	440,852	522,135
Total borrowings and debt securities	598,079	473,089	1,071,168

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	132,878
- US Dollar	14,394	54,657
- Rmb	787,578	361,419
- New Taiwan Dollar	722	79
		549,033
Debt securities:		
- Ringgit Malaysia	-	128,318
- US Dollar	103,636	393,817
		522,135

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. Earnings / (Loss) per share

Basic

Earnings/(loss) per share is calculated by dividing the Group's profit/(loss) after tax and minority interests by the weighted average number of shares in issue of 338,535 million shares and 142.60 million shares for the current year quarter and financial year-to-date, respectively (30.6.2002 : 44.24 million shares), after adjusting for the capital reconstruction.

Fully diluted

The fully diluted earnings/(loss) per share has been calculated based on the following Group's adjusted profit/(loss) after tax and minority interests by the adjusted weighted average number of shares :

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/06/2003	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2002	CURRENT YEAR TO DATE 30/06/2003	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2002
	RM'000	RM'000	RM'000	RM'000
Profit/(loss) after tax and minority interests for the period	(22,847)	(155,189)	100,737	221,268
Effect on conversion of redeemable cumulative convertible preference shares	322	-	322	-
Adjusted profit/(loss)	(22,525)	(155,189)	101,059	221,268
	'000	'000	'000	'000
Weighted average number of ordinary shares	338,535	44,235	142,604	44,235
Effect on conversion of redeemable cumulative convertible preference shares	29,306	-	29,306	-
Adjusted weighted average number of ordinary shares	367,841	44,235	171,910	44,235

There is no dilutive effect based on the above adjusted loss after tax and minority interests and weighted average number of shares for the current year quarter.

The above weighted average number of shares is arrived at without taking into account the number of shares to be issued under the Executive Share Option Scheme in the computation since it does not has any dilutive effect on the basic earning/(loss) per share.

26. Conditions imposed by Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the GWRS which included the requirements to disclose the status of the following:

(a) Status and progress of the turnaround exercise for loss-making operations;

(b) Status of the proposed divestment programme; and

(c) Status of the issues affecting the joint-venture companies of the Company in the People's Republic of China.

Please refer to Appendix I to III for the above details.

SILVERSTONE CORPORATION BERHAD (41515-D)

Appendix I

(formerly known as ANGKASA MARKETING BERHAD)
(Incorporated in Malaysia)

<u>Status and progress of the turnaround exercise for loss-making operations</u>

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

Steps taken *or to be taken*	Status and progress
(a) **<u>Subsidiary company</u>** **Dong Feng Lion Tyre Co Ltd**	
(i) Replacement of key management staff including the General Manager, Assistant General Manager, Marketing Manager and Purchasing Manager.	(i) Implemented
(ii) Strengthening control mechanism over credit control and collections system, purchasing and factory production overhead system, capital expenditure and authority limit level documentation.	(ii) In progress
(iii) Review of production mix and introduction of changes to the sizes and patterns of the tyres produced to suit the market demand.	(iii) On-going
(b) **<u>Associated companies</u>** **Nanjing Jincheng Machinery Co Ltd**	
(i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasked with meeting stringent performance target.	(i) Implemented
(ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) In progress
(iii) Maximisation of efficiency of existing production capability and divestment of idle assets.	(iii) In progress
Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market.	Done
(c) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turn them around.	On-going

SILVERSTONE CORPORATION BERHAD (41515-D) **Appendix II**

(formerly known as ANGKASA MARKETING BERHAD)
(Incorporated in Malaysia)

Proposed Divestment Programme

(i) Status of the Proposed Divestment Programme

Stages of the Assets to be Divested	Proposed Divestment Programme (Per GWRS)	Completed Before December 2002	Divestment Concluded Subsequent to December 2002				
				Amount Received/to be Received (Jan-Dec 03)			
				Proceeds Received in		Projected to	Projected
			Total	Current Quarter	Current YTD	December 2003	Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a) + (b)
By 31 December 2002							
Non-listed shares in automotive industry companies *	54.7	54.7	-	-	-	-	-
By 31 December 2003							
Non-listed shares in automotive industry companies	83.8	-	-	-	-	83.8	83.8
By 31 December 2004							
Wuhan Fortune Motor Co Ltd ##	42.7	-	43.1	-	-	6.1	6.1
Non-listed shares in automotive industry companies	30.7	-	-	-	-	-	-
	73.4						
By 31 December 2005							
Non-listed shares in tyre industry companies	75.6	-	-	-	-	-	-
By 31 December 2006							
Non-listed shares in automotive industry companies	94.7						
Total	382.2	54.7	43.1	-	-	89.9	89.9

** The entire divestment proceeds of RM243.7 million was received by the Company, of which RM189 million had been utilised earlier by the Company to repay certain borrowings and to repay the Security Providers of Avenel Sdn Bhd.

The Group will, if necessary, divest other assets which are not part of the Proposed Divestment Programme, to redeem/repay the Bonds and USD debts.

(ii) Transactions completed during the quarter

The details of the assets divested during the quarter are as follows:

Description of assets/businesses	Status: Received RM' million	Status: Outstanding RM'million	Utilisation	RM'million
## Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	20.38	23.08	Repayment of borrowings	43.11
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Subsequent to the end of the current quarter under review, the Group received further RM7.3 million from Tri-Ring.		Estimated expenses	0.35
The divestment was completed on 24.4.2003.	The outstanding balance will be paid in the following manner:		Gross proceed	43.46
	Before 15 August 2004	4.826	RM8.6 million of the total amount received was utilised to repay borrowings and the balance is currently deposited in escrow account.	
	Before 15 August 2005	6.084		
	Before 15 August 2006	6.084		
	Before 15 August 2007	6.084		
		23.08		

SILVERSTONE CORPORATION BERHAD (41515-D)

(formerly known as ANGKASA MARKETING BERHAD)
(Incorporated in Malaysia)

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF SILVERSTONE CORPORATION BERHAD (FORMERLY KNOWN AS ANGKASA MARKETING BERHAD) ("SCB") IN THE PEOPLE'S REPUBLIC OF CHINA

No.	Issues	Joint-Venture Company ("**JV Co.**")	*Steps taken or to be taken to resolve the Issues*	*Status as at 18 August 2003*
1.	Land Use Right(s) for land(s) ("**LUR**") and Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement		The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.:	
		Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Parties are in the process of effecting the transfer of the LUR and/or POR to the JV Co. and will endeavour to complete the transfer by 30 June 2004.
		Dong Feng Lion Tyre Co Ltd ("Dong Feng") (SCB Group's equity holding : 55%)	PRC Party: China Dong Feng Tyre Factory Building: No. 221, Hanjiang Road, Shiyan City, Hubei Province, PRC	Dong Feng is seeking a letter of confirmation from the relevant authorities in the PRC that the POR belong to Dong Feng. The letter of confirmation is expected to be received by 30 October 2003.

Appendix III

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)
(Incorporated in Malaysia)

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF SILVERSTONE CORPORATION BERHAD (FORMERLY KNOWN AS ANGKASA MARKETING BERHAD) ("SCB") IN THE PEOPLE'S REPUBLIC OF CHINA

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
2.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("**MOFTEC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Jiangxi Fuqi Motor Co Ltd ("JFM") (SCB Group's equity holding : 50%)	JFM's existing total investment is USD37.50 million (equivalent to approximately RM142.50 million). The Management of SCB Group had liaised with the PRC Party, Jiangxi Fuqi Automobile Factory, to seek the approval for the reduction of JFM's capital by USD7.50 million (equivalent to approximately RM28.50 million) to USD30 million (equivalent to approximately RM114 million).	JFM will endeavour to resolve the Issue by 30 June 2004.
		Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOFTEC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOFTEC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing.